SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*

                           Pacific Dunlop Limited
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)
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                              December 19, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

     This statement amends the Schedule 13D (the "Schedule 13D") filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended by Amendment No. 1 filed by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"), on October 11, 2000 ("Amendment No. 1") and as amended by Amendment No. 2 filed by SHOC and Trefoil SPRL on November 27, 2000 ("Amendment No. 2," and collectively with Amendment No. 1 and the Schedule 13D, the "Amended
Schedule 13D"). The securities to which this statement relates are Ordinary Shares (the "Ordinary Shares"), of Pacific Dunlop Limited, an Australian corporation. Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Amended Schedule 13D.

1. Item 3 of the Amended Schedule 13D is hereby amended to add the following information:

     ITEM 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

     In connection with a restructure of the financing arrangements with respect to the Ordinary Shares owned by Trefoil SPRL and any future purchases by it of additional Ordinary Shares, on December 19, 2000, Trefoil SPRL entered into a Revolving Credit Agreement (the "Apilanlehti/Trefoil SPRL Revolving Credit Agreement") with Apilanlehti International III Netherlands B.V., a Netherlands corporation and wholly owned subsidiary of SHOC ("Apilanlehti"), pursuant to which Apilanlehti agreed to loan Trefoil SPRL up to AUD $150,000,000. Pursuant to a Pledge Agreement (the "Apilanlehti/Trefoil SPRL Pledge Agreement") between Trefoil SPRL, as pledgor, and Apilanlehti, as pledgee, all of the 61,378,260 Ordinary Shares owned by Trefoil SPRL, and any Ordinary Shares acquired by Trefoil SPRL in the future, are or will be, as the case may be, pledged to Apilanlehti as security for Trefoil SPRL's obligations under the Apilanlehti/Trefoil SPRL Revolving Credit Agreement.

     Apilanlehti has entered into a Revolving Credit Agreement with SHOC (the "SHOC/Apilanlehti Revolving Credit Agreement") in the principal amount of AUD $250,000,000. In connection therewith, pursuant to a Pledge Agreement (the "SHOC/Apilanlehti Pledge Agreement"), Apilanlehti has pledged to SHOC all of its assets except its retained earnings, including the 61,378,260 Ordinary Shares.

     The foregoing description of the Apilanlehti/Trefoil SPRL Revolving Credit Agreement, the Apilanlehti/Trefoil SPRL Pledge Agreement, the SHOC/Apilanlehti Revolving Credit Agreement and the SHOC/Apilanlehti Pledge Agreement is qualified in its entirety by the complete text of the foregoing documents, which are incorporated herein by reference. Copies of each of the Apilanlehti/Trefoil SPRL Revolving Credit Agreement, the Apilanlehti/Trefoil SPRL Pledge Agreement, the SHOC/Apilanlehti Revolving Credit Agreement and the SHOC/Apilanlehti Pledge Agreement are being filed herewith as Exhibits 10, 11, 12 and 13, respectively.


2. Item 6 of the Amended Schedule 13D is hereby amended to add the following information:

     ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
              -------------------------------------------------------------

     Trefoil SPRL and Apilanlehti have entered into the Apilanlehti/Trefoil SPRL Revolving Credit Agreement and the Apilanlehti/Trefoil SPRL Pledge Agreement.

     Apilanlehti and SHOC have entered into the SHOC/Apilanlehti Revolving Credit Agreement and the SHOC/Apilanlehti Pledge Agreement.

     The foregoing description of the Apilanlehti/Trefoil SPRL Revolving Credit Agreement, the Apilanlehti/Trefoil SPRL Pledge Agreement, the SHOC/Apilanlehti Revolving Credit Agreement and the SHOC/Apilanlehti Pledge Agreement is qualified in its entirety by the complete text of the foregoing documents, which are incorporated herein by reference.

     ITEM 7.  Material to be Filed as Exhibits.
              --------------------------------


                     Document
                     --------

     Exhibit 10  --  Revolving Credit Agreement between Trefoil SPRL and
                     Apilanlehti

     Exhibit 11  --  Pledge Agreement between Trefoil SPRL and Apilanlehti

     Exhibit 12  --  Revolving Credit Agreement between Apilanlehti and SHOC

     Exhibit 13  --  Pledge Agreement between Apilanlehti and SHOC

     Exhibit 14  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  December 20, 2000

                                SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                By: /s/ Robert G. Moskowitz
                                   -----------------------------------
                                   Name:  Robert G. Moskowitz
                                   Title: Executive Vice President


                                TREFOIL INTERNATIONAL III, SPRL


                                By: /s/ Eugene I. Krieger
                                   -----------------------------------
                                   Name:  Eugene I. Krieger
                                   Title: Director

Exhibit Index


                     Document
                     --------

     Exhibit 10  --  Revolving Credit Agreement between Trefoil SPRL and
                     Apilanlehti

     Exhibit 11  --  Pledge Agreement between Trefoil SPRL and Apilanlehti

     Exhibit 12  --  Revolving Credit Agreement between Apilanlehti and SHOC

     Exhibit 13  --  Pledge Agreement between Apilanlehti and SHOC

     Exhibit 14  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000